Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 4Q18 AND FULL YEAR RESULTS

Passenger traffic up 3.9% with growth of 4.0% YoY in Argentina, 2.7% in Brazil, and 5.0% in Italy

further supported by growth across most countries of operations

Luxembourg, April 11, 2019— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three- and twelve-month periods ended December 31, 2018. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 18.

Fourth Quarter 2018 Highlights

▪	Consolidated revenues of $371.0 million, down 10.9% YoY. Excluding the impact of IFRS rule IAS 29, revenues declined 12.8% YoY mainly due to lower travel demand in Argentina reflecting difficult macro conditions and the FX impact in Argentina and Brazil, partially offset by increases in Ecuador and Armenia
▪	Growth across key operating metrics:
▪	Passenger traffic up 3.9% YoY to 20.3 million
▪	Cargo volume declined 2.0% to 118.5 thousand tons
▪	Aircraft movements rose 1.9% to 220.6 thousand
▪	Operating Income declined 42.2% YoY, mainly impacted by IAS 29, and the operating margin contracted to 14.0% from 21.5% in 4Q17
▪	Adjusted EBITDA was $90.4 million, down 15.4% YoY, with Adjusted EBITDA margin Ex-IFRIC12 contracting 276 bps to 28.6%
▪	Ex-IAS 29, Adjusted EBITDA declined 18.6% YoY and Adjusted EBITDA margin Ex-IFRIC12 contracted 331 bps to 28.1%

Fiscal Year 2018 Highlights

▪	Consolidated revenues were down 9.5% YoY, to $1,426.1 million. Excluding the impact of IFRS rule IAS 29, revenues declined 2.3% YoY mainly due to lower travel demand in Argentina reflecting difficult macro conditions and the FX impact in Argentina and Brazil, partially offset by increases in Ecuador, Uruguay and Armenia
▪	Growth across key operating metrics:
▪	Passenger traffic up 6.1% YoY to 81.3 million
▪	Cargo volume increased 5.2% to 410.1 thousand tons
▪	Aircraft movements rose 3.4% to 880.6 thousand
▪	Operating Income declined 19.0% YoY, mainly impacted by IAS 29, and the operating margin contracted to 21.0% from 23.4% in 2017
▪	Adjusted EBITDA was $445.9 million, down 3.4% YoY, with Adjusted EBITDA margin Ex-IFRIC12 expanding 142 bps to 36.1%
▪	Ex-IAS 29, Adjusted EBITDA increased 4.4% YoY and Adjusted EBITDA margin Ex-IFRIC12 expanded 190 bps to 36.6%

CEO Message

Commenting on the fourth quarter 2018 results, Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “Our results during the quarter continued to reflect the challenging macro environment in Argentina, our largest market. Passenger traffic growth showed further deceleration and total revenues were also lower, impacted by significant currency depreciation in Argentina and, to a lesser extent, in Brazil. The macro and FX environment contributed to the ongoing mix-shift to domestic destinations and the resulting drop in commercial revenues in Argentina. By contrast, in other markets, we continued to make good progress in our commercial initiatives. In Italy, we experienced a 10% increase in commercial revenues as we continued to enhance the customer experience in Florence airport, adding new retail stores and other commercial offerings. The improving economic conditions in Brazil drove an 11% increase in local currency revenues.

Excluding one-time items in both quarters and construction service margin, comparable Adjusted EBITDA Ex-IAS 29 declined 21.4%, impacted by the difficult economic conditions in Argentina as inflation in the country is catching up with currency depreciation reducing the strong operating leverage experienced in the prior quarter. This more than offset the increase in adjusted EBITDA achieved in the majority of our other countries of operations. In Brazil, we delivered a 60.6% increase in comparable Adjusted EBITDA, while Italy reported 40.3% growth in Adjusted EBITDA.

2018 was also an eventful year for us as we positioned the Company for future growth. On the financial front, a key event was our Initial Public Offering. With respect to operations we served over 81 million passengers across our airport network – up 6% year-on-year, continued to add new routes and airlines, and began operations at El Palomar, our newest airport targeting low-cost airlines in Argentina. We also continued to advance our capex program in support of future traffic growth and to further enhance the passenger experience. This included the construction of a new departure terminal at Ezeiza Airport in Argentina, expected to begin operations this year, the start of the expansion of Aeroparque Airport and of regional airports in Jujuy, San Juan, Comodoro Rivadavia and Iguazú, among others. Another important event was the agreement we entered into with Investment Corporation of Dubai whereby we will jointly identify and develop new opportunities in the airport sector in Italy, Eastern Europe and Middle East. Moreover, we extended by 5 years our concession agreement in Ecuador. We are also pleased progress made early this year with the conclusion of the environmental and urban impact studies and approvals with respect to our expansion plans at the Florence Airport, aiming to meet unsatisfied traffic demand in the region and, most recently, with the 14-year extension of the concession agreement for Punta del Este Airport in Uruguay.

Looking to the current year, we see the difficult economic environment together with the added uncertainty of a Presidential election year in Argentina to continue impacting passenger traffic trends. While the macro backdrop is anticipated to gradually improve in the second half, given the lag between the purchase decision and the actual travel date, a pick-up in international traffic is expected to flow into our results early 2020. Domestic traffic in turn, is expected to continue improving during 2019. In Brazil, we expect to see the economy to continue its improving trend throughout the year. More specific to us, we remain focused on implementing our strategy and moving ahead with key capital investments. Key to securing future growth is the ongoing development of new routes and increasing frequencies along with further enhancing our customers’ travel experience. Although we face a number of headwinds again this year, we are well positioned for when the macro environment improves. In the meantime, our healthy balance sheet enables us to continue investing to support anticipated long-term growth.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Passenger Traffic (Million Passengers)	19.6	20.3	-	20.3	3.9%	3.9%
Revenue	416.6	363.3	7.7	371.0	-10.9%	-12.8%
Aeronautical Revenues	191.9	178.6	2.7	181.2	-5.6%	-7.0%
Non-Aeronautical Revenues	224.7	184.8	5.0	189.8	-15.6%	-17.8%
Revenue excluding construction service	338.9	307.2	6.1	313.3	-7.5%	-9.3%
Operating Income	89.7	65.9	-14.1	51.9	-42.2%	-26.5%
Operating Margin	21.5%	18.1%	-4.2%	14.0%	-756	-339
Net (Loss) / Income Attributable to Owners of the Parent	-3.6	11.5	28.7	40.2	-1215.9%	-419.7%
EPS (US$)	-0.02	0.07	0.18	0.25	n.m.	n.m.
Adjusted EBITDA	106.9	87.0	3.4	90.4	-15.4%	-18.6%
Adjusted EBITDA Margin	25.7%	24.0%	-	24.4%	-127	-170
Adjusted EBITDA Margin excluding Construction Service	31.4%	28.1%	-	28.6%	-276	-331
Net Debt to LTM EBITDA	2.74	1.84	-	1.98	-7,624	-9,018

Note: Non-IFRS figures in historical dollars are included for comparison purposes.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Passenger Traffic (Million Passengers)	76.6	-	-	81.3	6.1%	-
Revenue	1,575.2	1,538.3	-112.2	1,426.1	-9.5%	-2.3%
Aeronautical Revenues	767.0	764.6	-48.4	716.2	-6.6%	-0.3%
Non-Aeronautical Revenues	808.1	773.8	-63.8	710.0	-12.1%	-4.2%
Revenue excluding construction service	1,325.1	1,309.3	-81.6	1,227.7	-7.3%	-1.2%
Operating Income	369.1	379.0	-80.0	299.0	-19.0%	2.7%
Operating Margin	23.4%	24.6%	-3.7%	21.0%	-247	120
Net (Loss) / Income Attributable to Owners of the Parent	63.5	-11.6	18.3	7.1	-88.8%	-118.2%
EPS (US$)	0.43	-0.07	0.12	0.04	-89.5%	-117.0%
Adjusted EBITDA	461.6	481.6	-35.7	445.9	-3.4%	4.3%
Adjusted EBITDA Margin	29.3%	31.3%	-	31.3%	196	200
Adjusted EBITDA Margin excluding Construction Service	34.7%	36.6%	-	36.1%	142	190
Net Debt to LTM EBITDA	2.74	1.84	-	1.98	-7,624	-9,010

Note: Non-IFRS figures in historical dollars are included for comparison purposes.

Operating Performance

Passenger Traffic

Total passenger traffic during 4Q18 increased 3.9% YoY to 20.3 million, principally driven by YoY increases of 4.0% in Argentina and 2.7% in Brazil, which contributed an additional 0.4 and 0.1 million passengers, respectively. This was further supported by traffic growth across the majority of CAAP’s countries of operations.

Traffic dynamics in Argentina remained impacted by the challenging macro conditions in the country, including the negative effect from the sharp currency depreciation in the previous quarter. This resulted in slower growth in overall travel demand and a mix-shift from international to domestic traffic. Domestic traffic increased 12.0%, while international traffic declined 8.4%. During the quarter, Norwegian Air Argentina started local operations with five domestic routes, while Chilean low-cost carrier JetSmart launched international operations from El Palomar Airport, designated an international airport last November.

In Brazil, traffic growth slowed to 2.7% YoY from 5.2% in the prior quarter, impacted by a reduction in less profitable frequencies by a Latin American international Airline, and a decline in frequencies by a Brazilian carrier which partially offset the benefit from new routes and airlines. Importantly, during the quarter Gol started international operations to Miami and Orlando, in United States and Buenos Aires in Argentina. Traffic in Italy increased 5.0% reflecting the addition of new routes and airlines. While passenger traffic in Uruguay remain impacted by lower traffic from Argentina, traffic contracted 2.7% posting an improvement from the 4.8% YoY decline reported in the prior quarter.

In Armenia, passenger traffic increased 11.6% mainly due to the addition of new frequencies to destinations in Russia. In Ecuador, traffic increased 7.3%, reflecting the good performance of Spirit Airlines flight to Fort Lauderdale introduced in March 2018. In Peru, passenger traffic increased 1.6% YoY, a deceleration from the 10% growth reported in 3Q18 following the suspension of operations of low-cost airline, LC Perú.

Domestic passenger traffic, which accounted for 57.6% of total traffic during 4Q18, increased 8.6% YoY principally driven by growth of 12.0% in Argentina and 6.0% in Brazil, which contributed with 0.7 million and 0.2 million additional passengers, respectively. International passenger traffic, which represented 31.2% of total traffic, posted a slight decline the period, as increases of 7.2% in Italy and 11.6% in Armenia, were offset by a decline of 8.4% in Argentina as a result of the continued challenging macro conditions.

Cargo Volume

Cargo volume declined 2.0% YoY in 4Q18 mainly as a result of lower cargo volume in Argentina, reflecting the difficult economic environment.

Aircraft Movements

During 4Q18, total aircraft movements increased 1.9% YoY reaching 220.6 thousand, mainly reflecting growth of 3.2% in Argentina and 14.3% in Ecuador, which contributed with 3.6 thousand and 2.6 thousand aircraft movements, respectively.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 21 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q18	4Q17	% Var	YTD18	YTD17	% Var
Domestic Passengers (in millions)	11.7	10.8	8.6%	45.0	41.3	8.9%
International Passengers (in millions)	6.3	6.5	-1.7%	27.4	26.9	2.0%
Transit Passengers (in millions)	2.3	2.3	-2.7%	8.9	8.4	6.0%
Total Passengers (in millions)	20.3	19.6	3.9%	81.3	76.6	6.1%
Cargo Volume (in thousands of tons)	118.5	121.0	-2.0%	410.1	389.8	5.2%
Total Aircraft Movements (in thousands)	220.6	216.4	1.9%	880.6	851.3	3.4%

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	4Q18	4Q17	% Var.	4Q18	4Q17	% Var.	4Q18	4Q17	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina	10.2	9.8	4.0%	70.9	76.6	-7.4%	115.5	111.9	3.2%
Italy	1.7	1.6	5.0%	3.4	2.9	15.0%	16.7	16.2	3.0%
Brazil	5.2	5.1	2.7%	18.8	15.1	24.7%	45.9	47.1	-2.5%
Uruguay	0.6	0.6	-2.7%	7.8	8.2	-4.2%	8.3	9.0	-8.0%
Ecuador (1)	1.1	1.0	7.3%	11.5	11.8	-2.6%	20.8	18.2	14.3%
Armenia	0.7	0.6	11.6%	4.9	5.1	-4.7%	6.1	6.0	2.1%
Peru (2)	0.8	0.8	1.6%	1.3	1.3	-4.0%	7.3	8.1	-9.3%
TOTAL	20.3	19.6	3.9%	118.5	121.0	-2.0%	220.6	216.4	1.9%
1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 18.

Revenues

Consolidated Revenues declined 10.9% YoY to $371.0 million in 4Q18, mainly reflecting a decrease of $44.3 million in Argentina, resulting from the continued challenging economic conditions in the country.

Excluding the impact of IAS 29, consolidated revenues would have declined 12.8%, or $53.3 million, mainly attributed to a drop of 19.3%, or $52.0 million, in Argentina. In 4Q18 the application of IAS 29 resulted in a positive impact when compared to the previous accounting rule given that the indexation effect exceeded the translation impact from using the closing exchange rate as opposed to using the average exchange rate for the reporting period.

Revenues in Argentina were negatively impacted by lower travel demand given the difficult macro conditions, a mix-shift from international to domestic traffic which is linked to the local currency depreciation, a decline in commercial revenues, mainly in Duty Free shops as a result of the decline in international traffic and lower demand, together with lower cargo revenues from the drop in higher-margin imports. Revenues were also negatively impacted by the FX translation effect on domestic revenues resulting from the 102% Argentine peso depreciation, which more than offset higher overall passenger traffic and aircraft movements. In Brazil, revenues declined 4.9%, or $1.6 million, primarily affected by the currency translation effect on revenues resulting from the 17% quarterly average Brazilian real depreciation, while, in local currency, revenues increased 11.6%, benefitted from the increase in passenger traffic, further supported by higher commercial revenues mainly from VIP lounges and advertising agreements. In Italy, revenues declined 7.4% YoY, or $2.8 million, mainly reflecting marketing support expenses, which in 4Q18 are deducted from Aeronautical Revenues, versus SG&A in the past, due to a change in the advertising agreement.

By contrast, in Armenia, revenues increased 13.2%, or $3.6 million, mainly driven by higher fuel demand and prices and, to a lesser extent, reflecting the 11.6% growth in passenger traffic. Revenues in Ecuador increased 5.1%, or $1.1 million, as a result of higher traffic in the period. In Uruguay, revenues increased 3.8%, or $1.0 million, mainly driven by the implementation of a $1.40 security tariff per passenger, partially offset by a decline in Duty free revenue, mainly driven by the reduction in passenger traffic.

Excluding construction services, consolidated revenues would have declined 7.5% YoY to $313.3 million on an ‘As Reported’ basis, and 9.3% to $307.2 million when also excluding the impact of IAS 29.

Revenues by Segment (in US$ million)

Country	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Argentina	268.9	217.0	7.7	224.6	-16.5%	-19.3%
Italy	37.9	35.1	-	35.1	-7.4%	-7.4%
Brazil	32.7	31.2	-	31.2	-4.9%	-4.9%
Uruguay	26.0	27.0	-	27.0	3.8%	3.8%
Armenia	27.4	31.1	-	31.1	13.2%	13.2%
Ecuador (1)	20.8	21.9	-	21.9	5.1%	5.1%
Unallocated	2.8	0.2	-	0.2	-92.4%	-92.4%
Total consolidated revenue (2)	416.6	363.3	7.7	371.0	-10.9%	-12.8%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, revenue decreased 13.2% YoY in Argentina and 7.9% in Italy, but increased 7.1% in Uruguay and 19.0% in Armenia.

Revenue Breakdown (in US$ million)

	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	191.9	178.6	2.7	181.2	-5.6%	-7.0%
Non-aeronautical Revenue	224.7	184.8	5.0	189.8	-15.6%	-17.8%
Commercial revenue	145.8	127.7	3.4	131.1	-10.0%	-12.4%
Construction service revenue (1)	77.8	56.2	1.6	57.7	-25.8%	-27.8%
Other revenue	1.2	0.9	0.0	0.9	-22.7%	-22.7%
Total Consolidated Revenue	416.6	363.3	7.7	371.0	-10.9%	-12.8%
Total Revenue excluding Construction Service revenue (2)	338.9	307.2	6.1	313.3	-7.5%	-9.3%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenue accounted for 48.9% of total revenues, and declined 5.6% YoY, or $ 10.7 million, to $181.2 million. Argentina was the main contributor to this decline, with a reduction of 7.1%, or $7.9 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 7.0%, or $13.3 million, mainly reflecting a drop of 9.6%, or $10.6 million, in Argentina as a result of the mix-shift from international to domestic traffic and the currency translation effect on domestic traffic resulting from currency devaluation that took place earlier in the year. Aeronautical revenue in Brazil was negatively affected by the 17% quarterly average depreciation of the Brazilian real against the US dollar. This more than offset the 2.7% YoY increase in traffic in Brazil, resulting in an 8.9% decline in revenues, or $1.5 million, although revenues in local currency posted an increase of 5%. In Italy, higher passenger traffic was partly offset by a $2.7 million charge for marketing support expenses, which in 4Q18 are deducted from Aeronautical revenues instead of SG&A. In Ecuador aeronautical revenues increased 9.0%, or $1.3 million, primarily driven by growth in passenger traffic. By contrast, Aeronautical revenues in Uruguay remained relatively stable driven by the new security fee introduced for the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario), that partially offset by the decline in traffic, as explained above.

Non-Aeronautical revenues accounted for 51.1% of total revenues, and declined 15.6% YoY, or $34.9 million, to $189.8 million, mainly driven by:

▪	A 10.0%, or $14.6 million, decline in Commercial Revenues, to $131.1 million. This decline was mainly driven by a reduction of 20.8%, or $18.5 million, in Argentina, as a result of the reduction in international traffic and cargo activity due to macro conditions, as well as the impact of the Argentine peso depreciation on the share of local currency denominated revenues and lower passenger demand, particularly in duty free shops. Excluding the impact of IAS 29, Commercial Revenues would have decreased 12.4%, or $18.1 million, mainly reflecting a decline of 24.6%, or $21.9 million in Argentina. In Brazil, Commercial Revenues remained relatively stable at $15.9 million due to currency depreciation, but increased 15% YoY in local currency mainly due to higher volume in the cargo terminal, together with an increase in VIP lounges and advertising revenues. By contrast, Commercial Revenues in Armenia increased 31.3%, or $4.2 million, mainly from higher fuel demand and prices.

▪	A 25.8%, or $20.0 million, decline in Construction Service revenue mainly reflecting currency depreciation in Argentina, which more than offset higher capital expenditures during the period in the country. Had IAS 29 not been adopted, Construction Service revenue would have declined 27.8%, or $21.6 million, mainly as a result of the Argentine currency depreciation, as explained above.

Excluding Construction Service revenue, non-aeronautical revenues would have declined 10.1% YoY to $132.0 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service revenue would have declined 12.5% YoY to $128.6 million.

Consolidated Operating Costs and Expenses

During 4Q18, Consolidated Operating Costs and Expenses declined 2.7%, or $8.9 million, to $326.7 million. Had IAS 29 not been applied, Consolidated Operating Costs and Expenses would have declined 9.2%, or $30.8 million YoY, mainly resulting from the effect of currency depreciation against the US dollar and the decline in concession fees in both Argentina and Brazil which more than offset fuel outlays in Armenia.

Cost of Services declined 3.5% YoY, or $9.7 million, to $270.5 million. Excluding a one-time $2.8 million benefit in 4Q17 from an adjustment in the concession fee in the Company’s Brazilian airports resulting from an increase in the discount rate used to calculate this fee, Cost of Services would have declined 4.4%, or $12.6 million, reflecting the following variations:

▪	A 26.2%, or $20.3 million, decline in construction service costs, principally due to the currency depreciation in Argentina, as explained above. Had IAS 29 not been applied, construction service costs would have declined 28.3%, or $21.9 million, mainly as a result of a decrease in construction service costs in Argentina of 28.1%, or $19.5 million, benefitting from the currency depreciation, which more than offset higher capex in the period in local currency.
▪	A 61.6%, or $15.5 million, increase in depreciation and amortization mainly from the impact of IAS 29, as explained above. Had IAS 29 not been applied, depreciation and amortization would have declined 6.7%, or $1.7 million.
▪	A 13.6%, or $6.8 million, decrease in concession fees (excluding the one-time benefit in Brazil during 4Q17 explained above), in an ‘As reported’ basis, or a decline of 15.0%, or $7.5 million, had IAS 29 not been applied, mainly as a result of an 18.2%, or $5.5 million, drop in Argentina related to the decline in revenues, coupled with a decline of 38.7% YoY, or $3.3 million, in concession fees in Brazil due to the depreciation of the Brazilian real against the US dollar, and the change in the passenger curve by which the concession fee is calculated. By contrast, concession fees increased in Ecuador by 18.8%, or $1.3 million, mainly as a result of the amendment to the concession agreement by which the concession fee increased from 50.25% to 55.25%.
▪	A 2.5%, or $1.3 million, decrease in salaries principally due to the benefit from the depreciation of the Argentine peso against the US dollar partially offset by the additions made to the employee base to further enhance passenger experience at the airports, and, to a lesser extent, the depreciation of the Brazilian real against the US dollar. Had IAS 29 not been applied, salaries would have declined 4.1%, or $2.2 million.

Excluding Construction Service cost and the one-time benefit in 4Q17 as explained above, Cost of Services would have increased by 6.7% YoY, or by $13.4 million, on an ‘As reported’ basis, or 3.1%, or $6.2 million, had IAS 29 not been applied.

Selling, General and Administrative Expenses (“SG&A”) remained stable at $54.1 million in 4Q18. In Brazil, SG&A included a $3.1 million write-off related to the redefinition of the commercial expansion project at Brasilia Airport to a lower capital-intensive business model. Excluding this and also a one-time item of $3.9 million in holding company expenses in 4Q17 in connection with CAAP’s Inicial Public Offering expenses, SG&A would have increased 1.7%, or $0.8 million. This increase in SG&A was mainly due to:

▪	A $3.7 million increase in bad debts, mainly attributed to a charge of $3.5 million in Brazil in relation with a Brazilian carrier’s receivables;
▪	A 17.2%, or $2.5 million decline in sales taxes, mainly reflecting the reduction of revenues in Argentina and Brazil;
▪	A 5.5%, or $0.6 million, increase in services and fees, excluding the one-time items explained above, reflecting holding companies charges of $3.0 million, mainly due to a $1.7 million charge in professional fees relating to Corporación América Italia sale to Investment Corporation of Dubai, and $1.0 million higher professional fees in relation to auditing and SOX expenses. This was partially offset by a drop of $2.7 million in marketing support expenses in Italy which in 4Q18 are deducted from Aeronautical revenues due to a change in the advertising agreement, while in 4Q17 were accounted for as SG&A.
▪	A 17.4%, or $1.7 million decline in salaries and social security contributions, excluding the impact of the one-time event described above, mainly reflecting currency depreciation in Argentina.

Had IAS 29 not been applied, SG&A would have declined 1.2%, or $0.7 million. Excluding the one-time items described above, and the impact of IAS 29, SG&A would have increased 0.3%, or $0.2 million.

Excluding Construction Service cost and the one-time items in 4Q17 and 4Q18, Total Operating Costs and Expenses would have increased 3.6%, or $9.3 million, to $266.6 million. Had IAS 29 not been applied, Total Operating Costs and Expenses EX-IFRIC12 and the one-time items would have declined 4.3%, or $10.9 million YoY, to $246.3 million.

Costs and Expenses (in US$ million)

	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	280.2	249.3	21.2	270.5	-3.5%	-11.0%
Salaries and social security contributions	53.5	51.4	0.8	52.2	-2.5%	-4.1%
Concession fees	47.0	42.4	0.7	43.1	-8.4%	-9.9%
Construction service cost	77.3	55.5	1.6	57.0	-26.2%	-28.3%
Maintenance expenses	39.5	38.4	0.8	39.1	-0.9%	-2.9%
Amortization and depreciation	25.2	23.5	17.2	40.7	61.6%	-6.7%
Other	37.6	38.2	0.1	38.3	1.9%	1.6%
Cost of Services Excluding Construction Service cost	202.8	193.8	19.6	213.4	5.2%	-4.5%
Selling, general and administrative expenses	54.1	53.5	0.7	54.1	0.0%	-1.2%
Other expenses	1.4	2.1	0.0	2.1	56.5%	56.0%
Total Costs and Expenses	335.7	304.9	21.9	326.7	-2.7%	-9.2%
Total Costs and Expenses Excluding Construction Service cost	258.3	249.4	20.3	269.7	4.4%	-3.5%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA for the fourth quarter of 2018 declined 15.4% YoY to $90.4 million, driven by a decline reported in Argentina while Adjusted EBITDA increased across most other countries of operations. Consolidated Adjusted EBITDA margin contracted 127 bps to 24.4% from 25.7%. Excluding Construction service margin, Adjusted EBITDA margin contracted 276 bps to 28.6%, from 31.4% in 4Q17.

Adjusted EBITDA in 4Q17 was impacted by the following one-time items:

▪	$9.4 million provision for uncollected loans in connection with the termination of the Chinchero – Cusco International Airport concession in Peru reported under the “Share of Loss in Associates” line item;

▪	$3.9 million in initial public offering expenses reported under “SG&A”;

▪	$3.1 million gain from the reversal of an impairment loss reported under the “Reversal of Previous Impairment/Impairment Loss” line item in Brazil;

▪	$2.8 million benefit from an adjustment in the concession fee in our Brazilian airports resulting from an increase in the discount rate used to calculate this fee under the “Cost of Services” line item.

Adjusted EBITDA in 4Q18 was impacted by a $3.1 million write-off in Brazil, related to the redefinition the commercial expansion project at Brasilia Airport as explained above.

Excluding the one-time items in 4Q17 and 4Q18, as explained above, and excluding Construction Service revenues and costs, Adjusted EBITDA would have declined by 18.4%, or $21.0 million, to $92.8 million, mainly due to a $18.4 million decline reported in Argentina. Adjusted EBITDA margin ex-IFRIC and excluding one-time items would have declined 396 bps to 29.6%.

Had IAS 29 not been adopted in the quarter, Adjusted EBITDA would have declined 18.6% YoY to $87.0 million, with Adjusted EBITDA margin contracting 170 bps to 24.0% from 25.7%. Excluding both, the impact from IAS 29 and construction service margin, Adjusted EBITDA margin would have contracted 331 bps to 28.1%, from 31.4% in 4Q17.

Excluding also the one-time items explained above, Adjusted EBITDA margin would have contracted 448 bps to 29.1% from 33.6% in 4Q17, mainly attributed to Argentina, where Adjusted EBITDA Ex IAS 29 would have declined 26.8%, or $21.8 million, to $59.7 million from $81.5 million in the year-ago quarter, with Adjusted Segment EBITDA margin Ex-IFRIC12 in the country contracting 514 bps. By contrast, Brazil also had an increase of 60.6% YoY, or $1.8 million, when excluding the one-time items mentioned above, with Adjusted EBITDA margin expanding 637 bps YoY, and Adjusted Segment EBITDA in Italy increased 40.3% YoY, or $1.6 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 expanding 526 bps.

Adjusted EBITDA by Segment (in US$ million)

	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Argentina	81.5	59.7	3.4	63.1	-22.6%	-26.8%
Italy	4.0	5.7	-	5.7	40.3%	40.3%
Brazil	9.0	1.8	-	1.8	-80.0%	-80.0%
Uruguay	12.4	13.2	-	13.2	6.7%	6.7%
Armenia	9.5	11.4	-	11.4	20.2%	20.2%
Ecuador	6.6	4.5	-	4.5	-30.8%	-30.8%
Unallocated	-6.7	-4.4	-	-4.4	n.m.	n.m.
Perú	-9.4	-4.9	-	-4.9	n.m.	n.m.
Total segment EBITDA	106.9	87.0	3.4	90.4	-15.4%	-18.6%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Income from Continuing Operations	-5.7	44.0	1.9	46.0	-909.6%	-875.3%
Financial Income	-9.5	-9.0	-0.1	-9.1	-3.8%	-5.3%
Financial Loss	87.8	16.7	-35.9	-19.2	-121.9%	-81.0%
Inflation adjustment	0.0	0.7	10.5	11.2	-	-
Income Tax Expense	7.1	8.7	9.5	18.2	156.0%	22.3%
Amortization and Depreciation	27.2	25.9	17.5	43.4	59.8%	-4.6%
Adjusted EBITDA	106.9	87.0	3.4	90.4	-15.4%	-18.6%
Adjusted EBITDA Margin	25.7%	24.0%		24.4%	-127	-170
Adjusted EBITDA excluding Construction Service	106.5	86.3	3.4	89.8	-15.7%	-18.9%
Adjusted EBITDA Margin excluding Construction Service	31.4%	28.1%		28.6%	-276	-331

Financial Income and Loss

CAAP reported a Net financial gain of $17.1 million in 4Q18 compared to a loss of $78.3 million in 4Q17. Financial income declined 3.8% to $9.1 million. Had IAS 29 not been applied, Financial income would have been $9.0 million. During 4Q18, CAAP reported a gain under “Financial Loss” of $19.2 million, compared with a loss of $87.8 million in the year-ago quarter, primarily due to the impact of the adoption of IAS 29. Had IAS 29 not been applied, financial loss would have been $16.7 million mainly attributed to the changes in liability from Brazilian concessions of $17.3 million, down $14.5 million YoY, as a result of the currency depreciation along with the impact of lower inflation than in 4Q17 on the net present value of future concession fee payments, partially offset by a foreign exchange gain in Argentina as a result of the appreciation of the peso against the US dollar, in connection with the $400 million AA2000 bond.

	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Financial Income	9.5	9.0	0.1	9.1	-3.8%	-5.3%
Interest income	8.6	8.4	0.1	8.6	-0.1%	-1.8%
Foreign exchange income	0.9	0.0	0.0	0.0	-102.3%	-102.3%
Other	0.0	0.6	0.0	0.6	-4939.5%	-4939.5%
Financial Loss	-87.8	-16.7	35.9	19.2	-121.9%	-81.0%
Interest Expenses	-23.2	-22.2	-1.7	-23.9	3.1%	-4.1%
Foreign exchange transaction expenses	-28.6	24.4	37.5	62.0	-316.4%	-185.3%
Changes in liability for Brazilian concessions	-31.8	-17.3	0.0	-17.3	-45.7%	-45.7%
Other expenses	-4.2	-1.6	0.0	-1.6	-61.6%	-61.6%
Inflation adjustment	0.0	-0.7	-10.5	-11.2	-	-
Inflation adjustment	0.0	-0.7	-10.5	-11.2	-	-
Financial Results, Net	-78.3	-8.4	25.5	17.1	-121.8%	-89.3%

See “Use of Non-IFRS Financial Measures” on page 19.

Income Tax Expense

During 4Q18 the Company reported a tax loss of $18.1 million, mainly due to the combination of the reversal of the carryforward loss recorded in 3Q18 in Argentina as a result of foreign exchange gains in the fourth quarter caused by the appreciation of the Argentine peso against the US dollar, partially offset by a loss before income tax in Brazil, principally caused by the change in the fair value of the financial liability related to the Brazilian concessions. This compares with income tax expenses of $7.1 million reported in 4Q17.

Net Income/Loss and Net Income/Loss Attributable to Owners of the Parent

During 4Q18, CAAP reported Net Income for the Period of $46.0 million compared to a loss of $5.7 million in 4Q17. The main drivers were an increase of $95.4 million in net financial results mainly due to a $70.3 million increase in Argentina in relation with the appreciation of the peso against the US dollar related to the $400 million AA2000 bond, partially offset by the Inflation adjustment loss, together with a $20.6 million in Brazil, mainly due to lower Changes in liabilities for Brazilian concessions, that more than offset a $45.6 million reduction in Revenues, as explained above.

During 4Q18, the Company reported a Net Income Attributable to Owners of the Parent of $40.2 million and income per common share of $0.25, compared with a Net Loss Attributable to Owners of the Parent of $3.6 million in 4Q17 equivalent to loss per common share of $0.02 for the same period last year.

Consolidated Financial Position

As of December 31, 2018, cash and cash equivalents amounted to $244.9 million, an 8.6% decline from $267.9 million at September 30, 2018. Total Debt at the close of the year decreased to $1,126.7 million, from $1,152.6 million at September 30, 2018. A total of $663.0 million, or 58.8% of total debt is denominated in U.S. dollars, while 26.6% is denominated in Brazilian reals and 14.4% in Euros.

The Net Debt to EBITDA ratio stood at 1.97x at the end of 2018, compared with Net Debt to LTM EBITDA of 2.09x as of September 2018.

Consolidated Debt Indicators (in US$ million)

	As of Dec 31, 2018	As of Sept 30, 2018	As of Dec 31, 2017
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.53x	2.72x	3.22x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	1.98x	2.09x	2.74x
Total Debt	1,126.7	1,152.6	1,486.4
Short-Term Debt	98.9	106.8	372.8
Long-Term Debt	1,027.8	1,045.8	1,113.7
Cash & Cash Equivalents	244.9	267.9	221.6
Total Net Debt[4]	881.8	884.7	1,264.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

CAPEX

During 4Q18, CAAP made capital expenditures excluding IAS 29, totaling $69.0 million, a 23.2% decrease from $89.9 million in 4Q17, reflecting mainly the currency depreciation in Argentina.

The most significant investments in 4Q18 include:

▪	$56.2 million, excluding the impact of IAS 29, invested in Argentina primarily for the construction of the new departures terminal building and the refurbishment and lighting of the runway and apron at Ezeiza Airport, and construction of a new terminal building and the repavement of the runway at Comodoro Rivadavia Airport, the construction of new terminal buildings at Iguazú and Jujuy airports, as well as various capex programs across other airports of the concession;
▪	$7.1 million invested in Italy, primarily on terminal reconfigurations for higher capacity and Master plan development in Florence Airport; and
▪	$2.5 million invested in Brazil, primarily from the expansion of the international boarding areas to expand capacity and add new areas for commercial spaces and baggage claim, together with the construction of runway safety areas and engineering projects at Brasilia Airport.

Review of Segment Results

Argentina

CAAP operates 37 airports in Argentina, including the country’s two largest airports, Aeroparque and Ezeiza, with approximately 3.3 million and 2.6 million passengers in 4Q18, respectively. The Company’s main concession in Argentina, AA2000, accounted for approximately 9.8 million passengers, or 49.8%, of CAAP’s 20.3 million total passengers worldwide served during the quarter.

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above.

Argentina represented 60.5% of the Company’s 4Q18 consolidated revenues and 69.8% of its adjusted EBITDA. Excluding the effect of IAS 29, Argentina would have represented 59.7% of revenues and 68.6% of consolidated Adjusted EBITDA.

The following table presents the impact from Hyperinflation accounting on 4Q18 under the column ‘IAS 29’, while the column “4Q18 ex IAS 29” presents 4Q18 results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina which accounted for 96.3%, 98.9% and 99.1% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q18.

	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)	6.0	6.7	-	6.7	12.0%	12.0%
International Passengers (in millions)	3.5	3.2	-	3.2	-8.4%	-8.4%
Transit Passengers (in millions)	0.4	0.3	-	0.3	-9.0%	-9.0%
Total Passengers (in millions)	9.8	10.2	-	10.2	4.0%	4.0%
Cargo Volume (in thousands of tons)	76.6	70.9	-	70.9	-7.4%	-7.4%
Total Aircraft Movements (in thousands)	111.9	115.5	-	115.5	3.2%	3.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	110.7	100.1	2.7	102.8	-7.1%	-9.6%
Non-aeronautical revenue	158.2	116.8	5.0	121.8	-23.0%	-26.1%
Commercial revenue	88.8	66.9	3.4	70.3	-20.8%	-24.6%
Construction service revenue	69.4	49.9	1.6	51.5	-25.8%	-28.1%
Total Revenue	268.9	217.0	7.7	224.6	-16.5%	-19.3%
Total Revenue Excluding IFRIC12(1)	199.5	167.0	6.1	173.1	-13.2%	-16.3%
Cost of Services	173.1	147.7	21.2	168.9	-2.5%	-14.7%
Selling, general and administrative expenses	27.5	21.3	0.7	22.0	-20.1%	-22.5%
Other expenses	1.1	0.5	0.0	0.5	-52.1%	-52.7%
Total Costs and Expenses	201.8	169.5	21.9	191.4	-5.1%	-16.0%
Total Costs and Expenses Excluding IFRIC12(2)	132.4	119.6	20.3	139.9	5.7%	-9.6%
Adjusted Segment EBITDA	81.5	59.7	3.4	63.1	-22.6%	-26.8%
Adjusted Segment EBITDA Mg	30.3%	27.5%	44.7%	28.1%	-222	-281
Adjusted EBITDA Margin excluding IFRIC 12(3)	40.9%	35.7%	56.1%	36.4%	-442	-514
Capex	69.9	56.2	9.3	65.6	-6.3%	-19.6%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina rose 4.0% YoY in 4Q18, with domestic traffic increasing 12.0%, partially offset by an 8.4% decline in international traffic reflecting challenging macro conditions in the country together with currency depreciation in the period and a mix-shift from international to domestic traffic.

Traffic growth in the quarter was mainly driven by increases of 25.1% at Mendoza Airport and 11.5% at Córdoba Airport, both due to the addition of new routes by low-cost carriers Norwegian and Fly Bondi. Traffic growth was also driven by El Palomar Airport, which began operation in February 2018. By contrast, cargo volume was down 7.4%, reflecting the continued challenging macro environment, while total aircraft movements increased 3.2% during the period.

Revenues were down 16.5% YoY, or $44.3 million, to $224.6 million in 4Q18. Excluding the $7.7 million positive impact from IAS 29, revenues would have been $217.0 million, down 19.3% YoY, mainly reflecting lower overall demand in a difficult economic framework and the FX translation effect on local currency revenues from the sharp Argentine peso depreciation that took place earlier in the year, which more than offset higher passenger traffic and aircraft movements. Aeronautical revenue declined 7.1% YoY, or $7.9 million, reflecting a mix-shift from international to domestic traffic and the currency translation effect on the share of local currency denominated revenues, partially offset by a $2.7 million impact of IAS 29. Commercial revenues fell 20.8%, or $18.5 million, as the difficult macro environment resulted in a mix shift from imports to lower-margin exports in cargo activity and lower commercial revenues particularly in duty free shops, together with the impact of the Argentine peso depreciation on the share of local currency denominated revenues, partially offset by a $3.4 million positive impact of IAS 29. Had IAS 29 not been adopted, Aeronautical Revenues would have declined 9.6%, or $10.6 million, while Commercial Revenues would have declined 24.6%, or $21.9 million. Construction Service revenue fell 25.8% YoY, or $17.9 million, mainly reflecting currency depreciation, partially offset by a $1.6 million positive impact from the adoption of IAS 29. Had IAS 29 not been adopted, Construction Service Revenue would have declined 28.1%, or $19.5 million YoY.

Excluding construction service revenue, total Argentina revenue in 4Q18 decreased 13.2% YoY to $173.1 million, with a decrease of 16.3%, or $32.5 million, had IAS 29 rule not be adopted in the period.

Cost of services declined 2.5% YoY, or $4.3 million, to $168.9 million. Had IAS 29 not been adopted, cost of services would have declined 14.7%, or $25.5 million, primarily due to a decrease of 28.1%, or $19.5 million, in Construction Service costs mainly benefiting from the currency depreciation, a decline of 18.2%, or $5.5 million, in the concession fee, in line with lower revenues, and a reduction of 6.6%, or $1.9 million, in salaries and social security contributions which benefitted from the Argentine peso depreciation partially offset by the additions made to the employee base to further enhance the passenger experience at the airports. This was partly offset by an increase of 26.1% in maintenance expenses, mainly due to higher maintenance works in existing infrastructure and higher tariffs on utilities.

SG&A declined by 20.1% YoY, or $5.5 million, to $22.0 million in 4Q18, due to a reduction by 21.0%, or $2.5 million, in turnover taxes, a decrease of 38.5%, or $2.0 million in salaries and social contributions, mainly benefitting from currency depreciation, and a decrease of $1.6 million, in bad debts, reflecting a change in methodology to calculate this charge. This was partially offset by an increase of $1.4 million in advertising expenses, reflecting the launch of a new institutional marketing campaign.

Adjusted Segment EBITDA in Argentina declined 22.6%, or $18.4 million, to $63.1 million in 4Q18, with Adjusted Segment EBITDA margin Ex-IFRIC12 down by 442 bps to 36.4%. Had IAS 29 not been adopted, Adjusted Segment EBITDA would have declined 26.8%, or $21.8 million, with Adjusted EBITDA margin EX-IFRIC12 contracting 514 bps to 35.7% in 4Q18.

▪	During 4Q18 CAAP made capital expenditures ex-IAS 29 of $56.2 million invested in Argentina, primarily for the construction of the new departures terminal building at Ezeiza Airport and the refurbishment and lighting of the runway and apron at Ezeiza Airport, and construction of a new terminal building and the repavement of the runway at Comodoro Rivadavia Airport, the construction of new terminal buildings at Iguazú and Jujuy airports, as well as various capex programs across other airports of the concession;

The table below presents the impact from IAS 29 applied starting January 1, 2018 on 2018 under the column ‘IAS 29’, while the column “2018 ex IAS 29” presents results for the fiscal year ended December 31, 2018 calculated without the impact from IAS 29. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina.

	YTD17	YTD18 ex IAS 29 (Non-IFRS)	IAS 29	YTD18 as reported	% Var as reported	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)	22.4	25.1	-	25.1	11.9%	11.9%
International Passengers (in millions)	13.6	13.4	-	13.4	-1.1%	-1.1%
Transit Passengers (in millions)	1.2	1.3	-	1.3	8.3%	8.3%
Total Passengers (in millions)	37.3	39.8	-	39.8	6.8%	6.8%
Cargo Volume (in thousands of tons)	232.0	240.4	-	240.4	3.6%	3.6%
Total Aircraft Movements (in thousands)	425.9	450.2	-	450.2	5.7%	5.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	429.5	426.2	-48.4	377.8	-12.1%	-0.8%
Non-aeronautical revenue	569.1	508.8	-63.8	445.0	-21.8%	-10.6%
Commercial revenue	338.1	302.0	-33.1	268.8	-20.5%	-10.7%
Construction service revenue	231.0	206.8	-30.6	176.1	-23.8%	-10.5%
Other revenue	0.0	0.0	0.0	0.0	-	-
Total Revenue	998.6	934.9	-112.2	822.7	-17.6%	-6.4%
Total Revenue Excluding IFRIC12(1)	767.6	728.1	-81.6	646.6	-15.8%	-5.1%
Cost of Services	637.9	587.2	-25.2	562.0	-11.9%	-7.9%
Selling, general and administrative expenses	96.9	84.3	-8.9	75.4	-22.1%	-13.0%
Other expenses	1.3	1.7	-0.1	1.6	19.3%	29.5%
Total Costs and Expenses	736.1	673.2	-34.2	639.0	-13.2%	-8.5%
Total Costs and Expenses Excluding IFRIC12(2)	505.3	466.7	-3.6	463.0	-8.4%	-7.6%
Adjusted Segment EBITDA	315.2	310.5	-35.7	274.8	-12.8%	-1.5%
Adjusted Segment EBITDA Mg	31.6%	33.2%	31.8%	33.4%	183	164
Adjusted EBITDA Margin excluding IFRIC 12(3)	41.0%	42.6%	43.8%	42.5%	142	157
Capex	232.0	213.3	-36.8	176.5	-23.9%	-8.1%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Italy

Italy represented 9.7% of the Company’s consolidated 4Q18 revenues and 6.5% of its adjusted EBITDA, excluding the effect of IAS 29. CAAP operates two airports in Italy, Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) and Aeroporto di Firenze (“Florence Airport”), with approximately 1.1 million and 0.6 million passengers in 4Q18, respectively.

	4Q18	4Q17	% Var.	2018	2017	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.4	-1.0%	1.8	1.8	-0.7%
International Passengers (in millions)	1.3	1.2	7.2%	6.3	6.1	4.6%
Transit Passengers (in millions)	0.0	0.0	370.3%	0.0	0.0	66.2%
Total Passengers (in millions)	1.7	1.6	5.0%	8.2	7.9	3.4%
Cargo Volume (in thousands of tons)	3.4	2.9	15.0%	11.8	10.8	8.8%
Total Aircraft Movements (in thousands)	16.7	16.2	3.0%	77.3	77.4	0.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.1	24.3	-13.1%	98.6	106.5	-7.5%
Non-aeronautical revenue	14.0	13.6	2.8%	56.9	48.0	18.6%
Commercial revenue	8.4	7.6	10.1%	36.8	31.9	15.2%
Construction service revenue	4.7	4.9	-3.9%	15.8	13.7	15.5%
Other revenue	0.9	1.1	-19.0%	4.3	2.3	84.5%
Total Revenue	35.1	37.9	-7.4%	155.5	154.5	0.6%
Total Revenue Excluding IFRIC12(1)	30.4	33.0	-7.9%	139.6	140.8	-0.8%
Cost of Services	29.2	29.9	-2.3%	115.1	104.3	10.4%
Selling, general and administrative expenses	3.3	7.1	-52.9%	13.6	30.8	-55.8%
Other expenses	0.0	0.0	-	0.0	0.0	-
Total Costs and Expenses	32.6	37.0	-12.0%	128.7	135.1	-4.7%
Total Costs and Expenses Excluding IFRIC12(1)	28.5	32.4	-12.1%	114.6	122.4	-6.4%
Adjusted Segment EBITDA	5.7	4.0	40.3%	38.8	29.8	30.1%
Adjusted Segment EBITDA Mg	16.1%	10.6%	548	24.9%	19.3%	565
Adjusted EBITDA Margin excluding IFRIC 12(3)	16.6%	11.3%	526	26.5%	20.4%	613
Capex	7.1	7.6	-6.8%	20.3	20.0	1.6%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 5.0% YoY in 4Q18 driven by growth of 7.2% in international passengers which more than offset a 1% decline in domestic traffic. Cargo volume was up 15.0%, while total aircraft movements increased 3.0% YoY.

Revenues in 4Q18 decreased by 7.4% YoY, or $2.8 million, to $35.1 million, principally due a 13.1%, or $3.2 million, decline in aeronautical revenues mainly reflecting marketing expenses which in 4Q18 were deducted from Aeronautical revenues due to a change in the advertising agreement, while in 4Q17 they were included within SG&A. This more than offset the 10.1%, or $0.8 million, increase in commercial revenues mainly reflecting the successful opening of new retail stores and F&B in new areas of the Florence Airport, in line with the strategy of further enhancing the customer experience in this airport along with higher car rental revenues from new areas inaugurated last November.

Cost of services declined 2.3%, or $0.7 million, mainly resulting from a reduction of $0.8 million in the provision for risks and maintenance, reflecting easier comps as extraordinary maintenance expenses for electrical and air conditioning systems were made at Florence airport in 4Q17, together with an 11.2%, or $0.5 million, decline in construction service cost due to lower capex in the period and a decline of $0.5 million in other cost of services due to lower provision for legal claims. This was partially offset by an increase of 26.8%, or $1.2 million, in services and fees, reflecting higher audit and legal external fees, porterage and security services, coupled with advertising expenses for an institutional marketing campaign.

SG&A declined 52.9%, or $3.7 million, to $3.3 million in 4Q18, mainly as a result of marketing support expenses that are recorded under Aeronautical Revenues in 4Q18, due to a change in the advertising agreement, while in 4Q17 they were included within SG&A.

Adjusted Segment EBITDA in Italy increased 40.3%, or $1.6 million, to $5.7 million in 4Q18, with Adjusted Segment EBITDA margin expanding 548 basis points to 16.1% in 4Q18 from 10.6% in 4Q17. Excluding construction services, Adjusted Segment EBITDA margin would have increased 526 basis points to 16.6% from 11.3% in 3Q17.

During 4Q18 CAAP made capital expenditures for $7.1 million in Italy, primarily on the expansion of the terminal at Pisa Airport and Master plan development in Florence Airport.

Brazil

Brazil represented 8.6% of the Company’s consolidated 4Q18 revenues and 2.0% of its adjusted EBITDA, excluding IAS 29. CAAP operates two airports in Brazil, Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”) and Airport of São Gonçalo do Amarante (“Natal Airport”) with approximately 4.6 million and 0.6 million passengers in 4Q18, respectively.

	4Q18	4Q17	% Var.	2018	2017	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	3.1	3.0	6.0%	12.2	11.7	4.5%
International Passengers (in millions)	0.1	0.1	-2.0%	0.6	0.5	1.1%
Transit Passengers (in millions)	1.9	2.0	-1.8%	7.5	7.1	5.7%
Total Passengers (in millions)	5.2	5.1	2.7%	20.3	19.4	4.8%
Cargo Volume (in thousands of tons)	18.8	15.1	24.7%	65.9	54.5	20.9%
Total Aircraft Movements (in thousands)	45.9	47.1	-2.5%	184.2	185.2	-0.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	15.2	16.7	-8.9%	60.3	66.1	-8.7%
Non-aeronautical revenue	15.9	16.0	-0.6%	62.9	62.7	0.3%
Commercial revenue	15.9	15.9	0.1%	62.9	62.6	0.5%
Construction service revenue	0.0	0.0	-	0.0	0.0	-
Other revenue	0.0	0.1	-100.0%	0.0	0.1	-100.0%
Total Revenue	31.2	32.7	-4.9%	123.2	128.8	-4.3%
Cost of Services	23.7	27.3	-13.0%	103.9	116.2	-10.5%
Selling, general and administrative expenses	8.8	4.1	114.5%	20.2	14.3	41.0%
Other expenses	1.2	-0.6	-297.0%	1.4	1.6	-10.9%
Total Costs and Expenses	33.7	30.8	9.6%	125.6	132.1	-4.9%
Adjusted Segment EBITDA	1.8	9.0	-80.0%	14.8	16.8	-11.8%
Adjusted Segment EBITDA Mg	5.8%	27.4%	-2164	12.0%	13.1%	-101
Capex	2.5	4.4	-44.3%	8.3	13.6	-39.2%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

Passenger Traffic in Brazil increased 2.7% YoY in 4Q18 driven by a 6.0% increase in domestic traffic reflecting the gradual economic improvement in the country. This was partially offset by a 2.0% decline in international traffic, principally due to the 4.4% drop reported at Brasilia Airport which remains impacted by the new traffic count methodology applied by ANAC since June 2018. This more than offset international traffic growth at this airport resulting from the good performance of daily routes to Miami and Orlando opened by Gol Airlines in November and the addition of a new direct flight to Buenos Aires during December. Based on the prior methodology, international traffic would have increased 14.5% YoY at this airport.

Revenues in 4Q18 declined 4.9% YoY, or $1.6 million, reaching $31.2 million, impacted by the 17% depreciation of the Brazilian real during the period. In local currency, however, revenues increased 11.6%. Aeronautical revenues declined by 8.9%, or $1.5 million, but were up 11.5% in local currency, driven by increases of 6.0% in domestic traffic and 5.8% in tariffs at Brasilia Airport starting August 2018. Commercial revenues remained stable at $15.9 million, but posted an 11.7% YoY increase in local currency. This was mainly driven by higher volume at the cargo terminal due to increased volume in pharmaceutical products, an increase in VIP lounge revenues reflecting new agreements with airlines and Bradesco, advertising agreements with new clients, and an increase in food and beverage revenues, mainly due to agreements with new tenants.

Cost of services declined 13.0%, or $3.5 million, to $23.7 million. Excluding a one-time $2.8 million benefit in 4Q17 from an adjustment in the concession fee in the Company’s Brazilian airports resulting from an increase in the discount rate used to calculate this fee, cost of services would have declined 21.2%, or $6.4 million, mainly due to the depreciation of the Brazilian real against the US dollar and lower concession fee charges resulting from a change in the passenger curve used to calculate the amortization of the intangible asset introduced in September 2018. This more than offset higher taxes in line with the increase in revenues in local currency.

SG&A was $8.8 million in 4Q18, up by 114.5%, or $4.7 million YoY. In this quarter, SG&A included a one-time $3.1 million write-off related to the TJK project due to the redefinition of the commercial expansion project at the Brasilia Airport. In addition, SG&A in 4Q18 was impacted by a $3.5 million increase in bad debts, mainly attributed to a Brazilian carrier’s receivables. This more than offset the depreciation of the Brazilian real against the US dollar.

Adjusted Segment EBITDA in Brazil declined by 80% YoY to $1.8 million in 4Q18, from $9.0 million in 4Q17. Adjusted EBITDA in 4Q17 benefitted from a $3.1 million gain from the reversal of an impairment loss at Natal Airport and a $2.8 million gain from an adjustment in the concession fee, as explained above. Adjusted EBITDA in 4Q18 was negatively impacted by a $3.1 million write off in connection with the redefinition of TJK project. Excluding the one-time items in 4Q17 and 4Q18, Adjusted EBITDA in Brazil would have increased 60.6%, or $1.8 million, mainly reflecting the reduction in the concession fee amount, as described above. Adjusted EBITDA margin excluding one-time items would have increased 637 bps to 15.6%.

During 4Q18 CAAP made capital expenditures of $2.5 million in Brazil, primarily for the expansion of the international boarding areas, together with the construction of runway safety areas and engineering projects at Brasilia Airport.

Awards & Recognitions

Brasilia Airport, Brazil

Brasília International Airport was elected by passengers as the best air terminal in the country in 2018 for the second consecutive year.

The “Airports + Brazil” award presented by the Ministry of Infrastructure recognized Brasilia Airport as the best in Brazil among airports with an annual flow of over 15 million passengers.

Guayaquil Airport, Ecuador

On March 9, 2019 the Guayaquil Airport received from Airports Council International (ACI) World the 2018 Airport Service Quality Departures Award for Best Airport by Size and Region among airports in Latin America and the Caribbean with annual passenger traffic of between two to five million. ACI’s Airport Service Quality Award, recognizes those airports around the world that deliver the best customer experience in the opinion of their own passengers. This is the world’s leading airport passenger service and benchmarking program measuring passengers’ satisfaction across 37 key performance indicators. Three quarters of the world’s 100 busiest airports are part of the ASQ program which means that, in 2018, more than half of the world's 8.3 billion passengers through an ASQ airport.

Key Events for the Quarter

On November 12, 2018, El Palomar was categorized as an international airport.

In preparation for the operation of international routes, the Company finalized the terminal extension and modernization adding 1,113 square meters which included facilities for the operation of international flights, arrival and boarding areas, new baggage conveyor belts and check-in counters, as well as the extension of airplane parking areas.

Subsequent Events

Corporación América Airports S.A. announces the appointment of a new Board Chairman.

On February 28, 2019, the Company announced that Mr. Eduardo Eurnekian submitted his resignation as Board Chairman and Board Member of the Company on February 26, 2019, effective immediately. Mr. Eduardo Eurnekian, 86 years old and founder of Corporación América Group, will continue with his other business ventures as well as philanthropic activities. Mr. Máximo Luis Bomchil, a current Director, was appointed Board Chairman of Corporación América Airports effective February 28, 2019. The Board has also appointed Mr. Daniel Marx as new member of the Board of the Company also effective as of that date.

Toscana Aeroporti on the Conclusion of the Works of the Service Conference Regarding the 2014-2029 Florence Airport Master Plan

On February 6, 2019, Toscana Aeroporti announced the favorable conclusion of the works of the Service Conference establishing the urban development compliance of the Florence Airport Master Plan. The construction of a new 2,400-metre runway and a new terminal will provide the City of Florence and all of Tuscany with strategic infrastructure to meet unsatisfied traffic demand in the region and overcome the structural limits of the current runway. This infrastructure will be sustainably integrated into the local area and will also have a significant economic impact in terms of direct and indirect new jobs.

Corporación América Airports Announces Extension of the Punta del Este Airport Concession Agreement

On April 4, 2019, CAAP announced that the Uruguayan Executive Power approved the amendment of the concession agreement (the “Punta del Este Concession Agreement”) with CAAP’s fully-owned subsidiary Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which operates and maintains the Punta del Este Airport in the city of Maldonado, by Punta del Este, Uruguay, and authorized the Ministry of Defense to grant the modification of the aforementioned contract. The amendment includes the extension of the term of the Punta del Este Concession Agreement for a fourteen–year period from 2019 through 2033. Terms of the Punta del Este Concession Agreement extension also include a minimum annual concession fee of $500,000 and CAISA’s commitment to make incremental capital expenditures of over US$35.0 million, including the construction of a new general aviation terminal building, repaving of runways and taxiways, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2018 closing rate for 2018 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 96.3%, 99.3% and 99.1% of passenger traffic, revenues and Adjusted EBITDA, of the Argentina segment in 4Q18, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. In 4Q18, the application of IAS 29 has resulted in a positive impact of $9.4 million on CAAP’s revenue and of $1.9 million on its Adjusted EBITDA. For 2018, CAAP is reporting negative impacts of $110.9 million on revenue and of $31.8 million on Adjusted EBITDA from the application of IAS 29.

The 4Q18 IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on 4Q18 results against a dedicated line in the financial results, and (ii) the difference between the translation of 4Q18 results at the closing exchange rate of December 31, 2018 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Furthermore, IAS 29 requires adjusting for cumulative inflation the non-monetary assets and liabilities on the balance sheet of operations in hyperinflationary economies. The resulting effect from the adjustment until December 31, 2017 is included in Equity and, from this date on, in a dedicated account in the financial results, reporting deferred taxes on such adjustments, when applicable. During 4Q18, the impact of Hyperinflation Accounting in accordance with the IFRS rules, resulted in: (i) a negative $0.7 million adjustment reported under financial loss, (ii) a negative impact on Operating Income of $14.1 million, and (iii) a positive impact on EPS of $0.18.

4Q18 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, April 11, 2019

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Head of Investor Relations

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap190411.html

Replay:	Participants can access the replay through April 18, 2019 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10129952.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US Dollar. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina of the Argentina segment in 4Q18, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 18 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services, as shown on the table below.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2017 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

— Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q18	4Q17	% Var.	YTD18	YTD17	% Var.
Argentina
Domestic Passengers (in millions)	6.7	6.0	12.0%	25.1	22.4	11.7%
International Passengers (in millions)	3.2	3.5	-8.4%	13.4	13.6	-1.2%
Transit passengers (in millions)	0.3	0.4	-9.0%	1.3	1.2	8.0%
Total passengers (in millions)	10.2	9.8	4.0%	39.8	37.3	6.9%
Cargo volume (in thousands of tons)	70.9	76.6	-7.4%	240.4	232.0	3.6%
Aircraft movements (in thousands)	115.5	111.9	3.2%	450.2	425.9	5.7%
Italy
Domestic Passengers (in millions)	0.4	0.4	-1.0%	1.8	1.8	-0.7%
International Passengers (in millions)	1.3	1.2	7.2%	6.3	6.1	4.6%
Transit passengers (in millions)	0.0	0.0	370.3%	0.0	0.0	66.2%
Total passengers (in millions)	1.7	1.6	5.0%	8.2	7.9	3.4%
Cargo volume (in thousands of tons)	3.4	2.9	15.0%	11.8	10.8	8.8%
Aircraft movements (in thousands)	16.7	16.2	3.0%	77.3	77.4	0.0%
Brazil
Domestic Passengers (in millions)	3.1	3.0	6.0%	12.2	11.7	4.5%
International Passengers (in millions)	0.1	0.1	-2.0%	0.6	0.5	1.1%
Transit passengers (in millions)	1.9	2.0	-1.8%	7.5	7.1	5.7%
Total passengers (in millions)	5.2	5.1	2.7%	20.3	19.4	4.8%
Cargo volume (in thousands of tons)	18.8	15.1	24.7%	65.9	54.5	20.9%
Aircraft movements (in thousands)	45.9	47.1	-2.5%	184.2	185.2	-0.5%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	-62.6%	0.0	0.0	-25.0%
International Passengers (in millions)	0.6	0.6	-2.7%	2.3	2.3	0.3%
Transit passengers (in millions)	0.0	0.0	26.8%	0.0	0.0	-28.3%
Total passengers (in millions)	0.6	0.6	-2.7%	2.3	2.3	0.1%
Cargo volume (in thousands of tons)	7.8	8.2	-4.2%	27.5	28.2	-2.5%
Aircraft movements (in thousands)	8.3	9.0	-8.0%	33.5	33.6	-0.5%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.5	5.6%	2.4	2.2	8.2%
International Passengers (in millions)	0.5	0.4	8.6%	2.0	1.9	5.1%
Transit passengers (in millions)	0.0	0.0	30.1%	0.1	0.1	8.3%
Total passengers (in millions)	1.1	1.0	7.3%	4.4	4.1	6.8%
Cargo volume (in thousands of tons)	11.5	11.8	-2.6%	41.8	37.1	12.7%
Aircraft movements (in thousands)	20.8	18.2	14.3%	79.6	78.2	1.7%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.7	0.6	11.6%	2.9	2.6	11.9%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.7	0.6	11.6%	2.9	2.6	11.9%
Cargo volume (in thousands of tons)	4.9	5.1	-4.7%	17.9	22.2	-19.5%
Aircraft movements (in thousands)	6.1	6.0	2.1%	24.1	22.0	9.7%
Peru(2)
Domestic Passengers (in millions)	0.8	0.8	1.6%	3.4	3.1	11.0%
International Passengers (in millions)	0.0	0.0	n.m.	0.0	0.0	517.2%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.8	0.8	1.6%	3.4	3.1	11.0%
Cargo volume (in thousands of tons)	1.3	1.3	-4.0%	4.9	5.0	-3.0%
Aircraft movements (in thousands)	7.3	8.1	-9.3%	31.6	29.0	9.2%

(1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
(2)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	4Q18	4Q17	4Q18	4Q17	3Q18	3Q17	3Q18	3Q17	2Q18	2Q17	2Q18	2Q17	1Q18	1Q17	1Q18	1Q17
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	37.19	17.55	37.70	18.65	31.96	17.29	41.25	17.31	23.58	15.75	28.85	16.60	19.68	15.68	20.15	15.39
Euro	0.88	0.85	0.87	0.83	0.86	0.85	0.86	0.85	0.84	0.89	0.86	0.88	0.81	0.94	0.81	0.94
Brazilian Real	3.81	3.25	3.87	3.31	3.96	3.15	4.00	3.17	3.61	3.21	3.86	3.31	3.24	3.14	3.32	3.17

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)
	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	191.9	178.6	2.7	181.2	-5.6%	-7.0%
Passenger use fees	148.7	139.7	2.3	142.1	-4.4%	-6.0%
Aircraft fees	34.6	31.1	0.4	31.5	-9.0%	-10.0%
Other	8.6	7.7	0.0	7.7	-11.1%	-11.1%

Commercial Revenue Breakdown (in US$ million)
	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Commercial revenue	145.8	127.7	3.4	131.1	-10.0%	-12.4%
Warehouse use fees	47.6	44.7	1.1	45.8	-3.9%	-6.2%
Duty free shops	17.6	12.0	0.2	12.2	-30.7%	-31.7%
Rental of space (including hangars)	9.8	9.7	0.1	9.8	0.2%	-0.9%
Parking facilities	10.7	7.2	0.1	7.4	-31.3%	-32.5%
Fuel	10.1	16.4	0.1	16.5	63.6%	63.0%
Food and beverage services	4.9	5.0	0.1	5.2	4.8%	2.1%
Advertising	6.9	5.0	0.7	5.7	-17.1%	-27.1%
Services and retail stores	5.7	4.0	0.0	4.1	-28.5%	-29.3%
Catering	5.8	2.7	0.1	2.8	-51.1%	-52.4%
VIP lounges	6.7	7.3	0.4	7.7	15.0%	9.6%
Walkway services	1.1	2.2	0.0	2.2	98.4%	94.2%
Other	18.8	11.3	0.5	11.8	-37.3%	-39.9%

Revenue Breakdown (in US$ million)
	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	767.0	764.6	-48.4	716.2	-6.6%	-0.3%
Non-aeronautical Revenue	808.1	773.8	-63.8	710.0	-12.1%	-4.2%
Commercial revenue	555.5	540.1	-33.1	507.0	-8.7%	-2.8%
Construction service revenue (1)	250.1	229.1	-30.6	198.4	-20.7%	-8.4%
Other revenue	2.5	4.5	0.0	4.5	81.7%	81.7%
Total Consolidated Revenue	1,575.2	1,538.3	-112.2	1,426.1	-9.5%	-2.3%
Total Revenue excluding Construction Service revenue (2)	1,325.1	1,309.3	-81.6	1,227.7	-7.3%	-1.2%

Revenues by Segment (in US$ million)

Country	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Argentina	998.6	934.9	-112.2	822.7	-17.6%	-6.4%
Italy	154.5	155.5		155.5	0.7%	0.7%
Brazil	128.8	123.2		123.2	-4.3%	-4.3%
Uruguay	110.1	116.3		116.3	5.6%	5.6%
Armenia	94.5	118.4		118.4	25.3%	25.3%
Ecuador (1)	85.3	89.2		89.2	4.6%	4.6%
Unallocated	3.4	0.8		0.8	-75.3%	-75.3%
Total consolidated revenue (2)	1,575.2	1,538.3	-112.2	1,426.1	-9.5%	-2.3%

Aeronautical Breakdown (in US$ million)
	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	767.0	764.6	-48.4	716.2	-6.6%	-0.3%
Passenger use fees	586.4	598.7	-42.4	556.3	-5.1%	2.1%
Aircraft fees	133.7	129.7	-6.0	123.7	-7.5%	-3.0%
Other	47.0	36.2	0.0	36.2	-23.0%	-23.0%

Commercial Revenue Breakdown (in US$ million)
	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Commercial revenue	555.5	540.1	-33.1	507.0	-8.7%	-2.8%
Warehouse use fees	190.9	182.8	-17.1	165.7	-13.2%	-4.3%
Duty free shops	68.1	59.3	-4.0	55.3	-18.9%	-13.0%
Rental of space (including hangars)	35.5	35.8	-1.3	34.5	-2.8%	0.9%
Parking facilities	43.3	36.6	-2.7	33.9	-21.7%	-15.4%
Fuel	40.9	58.7	-0.7	57.9	41.7%	43.5%
Food and beverage services	26.4	25.2	-1.1	24.1	-8.9%	-4.6%
Advertising	23.1	20.0	-0.1	19.9	-13.7%	-13.3%
Services and retail stores	18.7	17.4	-0.4	17.0	-9.5%	-7.2%
Catering	16.5	13.0	-1.4	11.6	-29.6%	-21.4%
VIP lounges	21.4	25.9	-0.6	25.4	18.4%	21.1%
Walkway services	9.6	9.3	-0.8	8.4	-12.2%	-3.4%
Other	61.2	56.3	-2.8	53.5	-12.5%	-7.9%

Total Expenses Breakdown (in US$ million)
	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Cost of services	280.2	249.3	21.2	270.5	-3.5%	-11.0%
Selling, general and administrative expenses	54.1	53.5	0.7	54.1	0.0%	-1.2%
Financial loss	87.8	16.7	-35.9	-19.2	-121.9%	-81.0%
Inflation adjustment	0.0	0.7	10.5	11.2	-	-
Other expenses	1.4	2.1	0.0	2.1	56.5%	56.0%
Income tax expense	7.1	8.7	9.5	18.2	156.0%	22.3%
Total expenses	430.5	330.9	6.0	336.9	-21.7%	-23.1%

Cost of Services (in US$ million)
	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	280.2	249.3	21.2	270.5	-3.5%	-11.0%
Salaries and social security contributions	53.5	51.4	0.8	52.2	-2.5%	-4.1%
Concession fees	47.0	42.4	0.7	43.1	-8.4%	-9.9%
Construction service cost	77.3	55.5	1.6	57.0	-26.2%	-28.3%
Maintenance expenses	39.5	38.4	0.8	39.1	-0.9%	-2.9%
Amortization and depreciation	25.2	23.5	17.2	40.7	61.6%	-6.7%
Services and fees	15.9	15.8	0.2	16.1	1.1%	-0.5%
Cost of fuel	8.6	11.2	0.0	11.2	29.3%	29.3%
Taxes	5.4	4.7	0.1	4.7	-13.0%	-14.1%
Office expenses	4.3	3.1	-0.2	2.8	-33.3%	-28.0%
Provision for maintenance cost	1.0	0.2	0.0	0.2	-75.3%	-75.3%
Others	2.4	3.2	0.0	3.3	37.8%	37.0%

Selling, General and Administrative Expenses (in US$ million)
	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
SG&A	54.1	53.5	0.7	54.1	0.0%	-1.2%
Taxes	14.4	11.7	0.2	11.9	-17.2%	-18.8%
Salaries and social security contributions	9.7	8.9	0.0	8.8	-9.0%	-8.5%
Services and fees	15.5	14.6	0.0	14.5	-6.4%	-6.1%
Office expenses	3.1	3.0	0.1	3.2	2.2%	-1.1%
Amortization and depreciation	2.0	2.4	0.3	2.7	36.8%	22.0%
Maintenance expenses	1.9	1.0	0.0	1.0	-46.5%	-48.4%
Advertising	0.9	2.3	0.0	2.3	144.3%	140.1%
Insurances	0.9	0.4	0.0	0.4	-52.7%	-52.4%
Charter services	0.2	0.2	0.0	0.2	-7.9%	-7.9%
Bad debts recovery	0.0	-0.6	0.0	-0.6	n.m.	n.m.
Bad debts	3.6	7.4	0.0	7.4	103.6%	102.7%
Others	1.8	2.2	0.0	2.2	18.5%	18.3%

Expenses by Segment (in US$ million)
Country	4Q17	4Q18 ex IAS 29 (Non-IFRS)	IAS 29	4Q18 as reported	% Var as reported	% Var ex IAS 29
Argentina	201.8	169.5	21.9	191.4	-5.1%	-16.0%
Italy	37.0	32.6	0.0	32.6	-12.0%	-12.0%
Brazil	30.8	33.7	0.0	33.7	9.6%	9.6%
Uruguay	17.0	17.0	0.0	17.0	0.2%	0.2%
Armenia	20.9	22.9	0.0	22.9	9.4%	9.4%
Ecuador	15.8	19.2	0.0	19.2	21.7%	21.7%
Unallocated	12.4	9.9	0.0	9.9	-20.4%	-20.4%
Total consolidated expenses (1) (2)	335.7	304.8	21.9	326.7	-2.7%	-9.2%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Consolidated Operating Costs and Expenses (in US$ million)

	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	1,030.0	996.6	-25.2	971.4	-5.7%	-3.2%
Salaries and social security contributions	210.8	201.6	-10.6	191.1	-9.4%	-4.3%
Concession fees	191.9	183.8	-12.4	171.4	-10.7%	-4.2%
Construction service cost	248.6	227.0	-30.6	196.3	-21.0%	-8.7%
Maintenance expenses	145.8	142.4	-11.4	131.0	-10.2%	-2.3%
Amortization and depreciation	100.7	98.1	43.7	141.8	40.8%	-2.6%
Other	132.2	143.8	-3.9	139.8	5.8%	8.8%
Cost of Services Excluding Construction Service cost	781.4	769.7	5.4	775.1	-0.8%	-1.5%
Selling, general and administrative expenses	194.2	180.8	-8.9	171.9	-11.5%	-6.9%
Other expenses	4.8	4.2	-0.1	4.1	-15.5%	-12.8%
Total Costs and Expenses	1,229.0	1,181.6	-34.2	1,147.4	-6.6%	-3.9%
Total Costs and Expenses Excluding Construction Service cost	980.4	954.7	-3.6	951.0	-3.0%	-2.6%

Total Expenses Breakdown (in US$ million)
	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Cost of services	1,030.0	996.6	-25.2	971.4	-5.7%	-3.2%
Selling, general and administrative expenses	194.2	180.8	-8.9	171.9	-11.5%	-6.9%
Financial loss	302.0	499.8	-168.7	331.1	9.6%	65.5%
Inflation adjustment	0.0	0.9	35.6	36.5	-	-
Other expenses	4.8	4.2	-0.1	4.1	-15.5%	-12.8%
Income tax expense	46.9	-11.7	25.8	14.1	-69.9%	-124.9%
Total expenses	1,578.0	1,670.6	-141.5	1,529.1	-3.1%	5.9%

Cost of Services (in US$ million)
	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	1,030.0	996.6	-25.2	971.4	-5.7%	-3.2%
Salaries and social security contributions	210.8	201.6	-10.6	191.1	-9.4%	-4.3%
Concession fees	191.9	183.8	-12.4	171.4	-10.7%	-4.2%
Construction service cost	248.6	227.0	-30.6	196.3	-21.0%	-8.7%
Maintenance expenses	145.8	142.4	-11.4	131.0	-10.2%	-2.3%
Amortization and depreciation	100.7	98.1	43.7	141.8	40.8%	-2.6%
Services and fees	54.5	60.8	-1.9	58.8	8.0%	11.5%
Cost of fuel	27.8	38.9	0.0	38.9	40.0%	40.0%
Taxes	19.5	18.0	-0.2	17.7	-9.1%	-7.9%
Office expenses	17.3	13.1	-1.5	11.6	-33.0%	-24.3%
Provision for maintenance cost	2.3	2.1	0.0	2.1	-9.0%	-9.0%
Others	10.8	10.9	-0.3	10.7	-1.1%	1.3%

Expenses by Segment (in US$ million)
Country	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Argentina	736.1	673.2	-34.2	639.0	-13.2%	-8.5%
Italy	135.1	128.7		128.7	-4.7%	-4.7%
Brazil	132.1	125.6		125.6	-4.9%	-4.9%
Uruguay	66.5	70.5		70.5	6.0%	6.0%
Armenia	65.0	81.8		81.8	25.9%	25.9%
Ecuador	63.9	69.2		69.2	8.3%	8.3%
Unallocated	30.3	32.5		32.5	7.1%	7.1%
Total consolidated expenses (1) (2)	1,229.0	1,181.6	-34.2	1,147.4	-6.6%	-3.9%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Financial Income and Loss (in US$ million)

	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Financial Income	62.6	112.1	-35.8	76.3	21.9%	79.2%
Interest income	39.2	28.3	-1.1	27.2	-30.7%	-27.8%
Foreign exchange income	23.1	80.9	-34.7	46.2	99.8%	250.0%
Other	0.2	2.9	0.0	2.9	1265.1%	1265.1%
Financial Loss	-302.0	-499.8	168.7	-331.1	9.6%	65.5%
Interest Expenses	-115.2	-89.6	-6.7	-96.3	-16.4%	-22.3%
Foreign exchange transaction expenses	-82.3	-313.0	175.4	-137.6	67.1%	280.2%
Changes in liability for Brazilian concessions	-98.1	-86.3	0.0	-86.3	-12.0%	-12.0%
Other expenses	-6.4	-10.9	0.0	-10.9	71.4%	71.4%
Inflation adjustment	0.0	-0.9	-35.6	-36.5	-	-
Financial Loss, Net	-239.5	-388.6	97.2	-291.3	21.6%	62.3%

Adjusted EBITDA by segment (in US$ million)

	12M17	12M18 ex IAS 29 (Non-IFRS)	IAS 29	12M18 as reported	% Var as reported	% Var ex IAS 29
Argentina	315.2	310.5	-35.7	274.8	-12.8%	-1.5%
Italy	29.8	38.8		38.8	30.1%	30.1%
Brazil	16.8	14.8		14.8	-11.7%	-11.7%
Uruguay	55.2	57.8		57.8	4.7%	4.7%
Armenia	41.2	48.8		48.8	18.6%	18.6%
Ecuador	26.5	24.7		24.7	-6.8%	-6.8%
Unallocated	-7.8	-8.5		-8.5	n.m.	n.m.
Perú	-15.3	-5.3		-5.3	n.m.	n.m.
Total segment EBITDA	461.6	481.6	-35.7	445.9	-3.4%	4.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2017	2018 ex IAS 29 (Non-IFRS)	IAS 29	2018 as reported	% Var as reported	% Var ex IAS 29
Income from Continuing Operations	66.9	-2.0	-8.6	-10.6	-115.8%	-103.0%
Financial Income	-62.6	-112.1	35.8	-76.3	21.9%	79.2%
Financial Loss	302.0	499.8	-168.7	331.1	9.6%	65.5%
Inflation adjustment	0.0	0.9	35.6	36.5	-	-
Income Tax Expense	46.9	-11.7	25.8	14.1	-69.9%	-124.9%
Amortization and Depreciation	108.3	106.7	44.3	151.0	39.5%	-1.5%
Adjusted EBITDA	461.6	481.6	-35.7	445.9	-3.4%	4.3%
Adjusted EBITDA Margin	29.3%	31.3%		31.3%	196	200
Adjusted EBITDA excluding Construction Service	460.1	479.5	-35.7	443.8	-3.5%	4.2%
Adjusted EBITDA Margin excluding Construction Service	34.7%	36.6%		36.1%	143	190

Selected Income Statement Data (in US$ million)

	4Q18	4Q17	% Var.	2018	2017	% Var.
Argentina (3)
Total Revenue(3)	224.6	268.9	-16.5%	822.7	998.6	-17.6%
Total Revenue excluding Construction service revenue(1) (3)	173.1	199.5	-13.2%	646.6	767.6	-15.8%
Operating Income(3)	37.5	73.8	-49.1%	199.6	283.1	-29.5%
Adjusted Segment EBITDA(3)	63.1	81.5	-22.6%	274.8	315.2	-12.8%
Adjusted Segment EBITDA Mg(3)	28.1%	30.3%	-222	33.4%	31.6%	183
Adjusted EBITDA Margin excluding Construction service(1) (3)	36.4%	40.9%	-442	42.5%	41.0%	142
Italy
Total Revenue	35.1	37.9	-7.4%	155.5	154.5	0.6%
Total Revenue excluding Construction service revenue(1)	30.4	33.0	-7.9%	139.6	140.8	-0.8%
Operating Income	2.5	0.9	182.1%	26.8	19.5	37.6%
Adjusted Segment EBITDA	5.7	4.0	40.3%	38.8	29.8	30.1%
Adjusted Segment EBITDA Mg	16.1%	10.6%	548	24.9%	19.3%	565
Adjusted EBITDA Margin excluding Construction service(1)	16.6%	11.3%	526	26.5%	20.4%	614
Brazil
Total Revenue	31.2	32.7	-4.9%	123.2	128.8	-4.3%
Operating Income	-1.2	5.0	-122.9%	-0.2	-0.2	-35.4%
Adjusted segment EBITDA	1.8	9.0	-80.0%	14.8	16.8	-11.8%
Adjusted Segment EBITDA Mg	5.8%	27.4%	-2164	12.0%	13.1%	-101
Uruguay
Total Revenue	27.0	26.0	3.8%	116.3	110.1	5.6%
Total Revenue excluding Construction service revenue(1)	26.8	25.0	7.0%	115.6	107.4	7.7%
Operating Income	10.0	9.0	10.8%	44.1	42.1	4.8%
Adjusted Segment EBITDA	13.2	12.4	6.7%	57.8	55.2	4.7%
Adjusted Segment EBITDA Mg	48.9%	47.5%	132	49.7%	50.1%	-46
Adjusted EBITDA Margin excluding Construction service(1)	49.2%	49.3%	-14	50.0%	51.4%	-143
Ecuador
Total Revenue	21.9	20.8	5.1%	89.2	85.3	4.6%
Operating Income	3.4	4.7	-27.3%	18.7	19.1	-1.9%
Adjusted segment EBITDA	4.5	6.6	-30.8%	24.7	26.5	-6.8%
Adjusted Segment EBITDA Mg	20.7%	31.5%	-1075	27.7%	31.0%	-337
Armenia
Total Revenue	31.1	27.4	13.2%	118.4	94.5	25.3%
Total Revenue excluding Construction service revenue(1)	29.8	25.1	18.8%	112.7	92.0	22.5%
Operating Income	8.2	6.6	24.9%	36.7	29.7	23.7%
Adjusted Segment EBITDA	11.4	9.5	20.2%	48.8	41.2	18.6%
Adjusted Segment EBITDA Mg	36.6%	34.5%	213	41.2%	43.5%	-230
Adjusted EBITDA Margin excluding Construction service(1)	38.2%	37.7%	43	43.3%	44.7%	-142
Unallocated
Total revenue	0.2	2.8	-92.4%	0.8	3.4	-75.3%
Operating income	-8.6	-10.3	-15.9%	-26.8	-24.1	11.4%
Adjusted segment EBITDA	-4.4	-6.7	-35.3%	-8.5	-7.8	9.0%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'18	4Q'17	% Var.	4Q'18	4Q'17	% Var.	4Q'18	4Q'17	% Var.	4Q'18	4Q'17	% Var.	4Q'18	4Q'17	% Var.	4Q'18	4Q'17	% Var.
Argentina
Aeroparque (1)	2,723	2,676	2%	411	799	-49%	192	220	-13%	3,326	3,695	-10%	367	585	-37%	31,864	34,768	-8%
Bariloche	367	292	26%	0	0	11%	4	8	-56%	371	301	23%	109	86	26%	3,331	2,856	17%
Catamarca	17	17	0%	0	0	25%	0	4	-96%	17	21	-18%	31	51	-39%	564	638	-12%
C. Rivadavia	183	170	7%	0	0	-100%	0	0	-93%	183	171	7%	295	194	53%	2,676	2,515	6%
Córdoba	622	517	20%	199	231	-14%	41	26	59%	862	773	11%	443	442	0%	8,368	7,656	9%
El Palomar (2)	265	0	-	4	0	-	0	0	-	269	0	-	0	0	-	2,222	0	-
Esquel	13	15	-16%	0	0	-100%	0	0	12%	13	15	-16%	0	0	-	214	258	-17%
Ezeiza (1)	200	204	-2%	2,352	2,247	5%	50	53	-7%	2,602	2,505	4%	66,952	70,703	-5%	19,799	17,399	14%
Formosa	21	27	-20%	0	0	-100%	0	0	-	21	27	-21%	26	36	-27%	347	522	-34%
General Pico	1	1	-18%	0	0	-	0	0	-	1	1	-18%	0	0	-	1,086	1,288	-16%
Iguazú	349	282	24%	0	0	287%	0	0	-97%	349	282	24%	0	0	-	2,916	2,585	13%
Jujuy	96	73	32%	0	0	-39%	4	1	337%	100	73	35%	29	28	4%	1,220	973	25%
La Rioja	18	19	-5%	0	0	-	0	4	-87%	18	22	-18%	34	57	-41%	490	535	-8%
Malargüe	0	0	-5%	0	0	-	0	0	-100%	0	0	-18%	0	0	-	19	54	-65%
Mar del Plata	105	78	35%	0	0	-56%	4	2	70%	109	80	36%	22	26	-15%	2,434	2,059	18%
Mendoza	403	319	26%	156	127	22%	5	4	5%	564	451	25%	330	413	-20%	6,006	4,933	22%
Parana	17	38	-56%	0	0	-98%	0	0	-95%	17	39	-56%	0	0	-	567	1,078	-47%
Posadas	80	58	39%	0	0	24%	0	0	-100%	80	58	38%	90	100	-10%	1,124	847	33%
Pto Madryn	28	27	4%	0	0	-	0	0	80%	28	27	4%	0	0	-100%	233	240	-3%
Reconquista	6	1	501%	0	0	-15%	0	0	-41%	6	1	480%	0	0	-	691	532	30%
Resistencia	75	90	-16%	0	0	24%	0	0	-46%	76	90	-16%	106	112	-6%	1,140	1,183	-4%
Río Cuarto	9	18	-48%	0	0	-	0	0	-62%	9	18	-48%	7	5	39%	238	462	-48%
Río Gallegos	66	67	-1%	0	0	-82%	1	1	-23%	67	68	-1%	130	160	-19%	854	1,048	-19%
Río Grande	37	39	-6%	0	0	25%	0	0	-	37	39	-6%	43	74	-42%	568	739	-23%
Salta	294	277	6%	15	17	-10%	3	5	-44%	312	298	5%	272	363	-25%	3,185	2,970	7%
San Fernando	6	9	-31%	5	6	-17%	0	0	-	11	15	-26%	0	0	-	11,095	11,597	-4%
San Juan	47	61	-23%	0	9	-99%	0	0	48%	47	70	-32%	0	0	-	606	747	-19%
San Luis	22	24	-7%	0	0	-	0	0	-	22	24	-7%	23	0	-	354	456	-22%
San Rafael	13	13	-5%	0	0	-	0	0	-	13	13	-5%	0	0	-	1,897	1,162	63%
Santa Rosa	12	14	-12%	0	0	-	0	0	96%	12	14	-11%	1	0	-	792	950	-17%
Santiago del Estero	36	25	42%	0	0	-	0	0	-	36	25	42%	46	62	-26%	736	437	68%
Tucumán	202	187	8%	22	19	19%	8	2	231%	232	208	12%	1,218	2,645	-54%	2,202	2,122	4%
Viedma	9	11	-18%	0	0	-	0	1	-100%	9	12	-25%	0	0	-	175	253	-31%
Villa Mercedes	0	0	-87%	0	0	-	0	0	133%	0	0	-85%	0	0	-	262	241	9%
Termas de Río Hondo	2	6	-62%	0	0	33%	0	0	-	2	6	-61%	0	3	-83%	70	148	-53%
Bahia Blanca	92	108	-15%	0	0	-	6	8	-19%	98	116	-15%	75	116	-35%	1,470	1,698	-13%
Neuquén	271	229	19%	7	8	-14%	1	9	-93%	279	246	14%	256	342	-25%	3,672	3,917	-6%
Total Argentina	6,706	5,990	12%	3,172	3,463	-8%	319	351	-9%	10,198	9,804	4%	70,906	76,603	-7%	115,487	111,866	3%

Italy
Pisa	344	344	0%	780	702	11%	1	0	424%	1,125	1,046	8%	3,333	2,890	15%	8,976	8,480	6%
Florence	92	96	-4%	502	494	2%	0	0	-21%	594	590	1%	53	54	-1%	7,696	7,700	0%
Total Italy	436	440	-1%	1,282	1,196	7%	1	0	370%	1,719	1,637	5%	3,387	2,944	15%	16,672	16,180	3%

Brazil
Brasilia	2,522	2,393	5%	120	125	-4%	1,931	1,967	-2%	4,572	4,485	2%	14,568	11,790	24%	40,894	42,370	-3%
Natal	627	578	8%	22	19	14%	0	0	-	649	598	9%	4,212	3,268	29%	4,992	4,686	7%
Total Brazil	3,149	2,971	6%	142	144	-2%	1,931	1,967	-2%	5,222	5,083	3%	18,780	15,057	25%	45,886	47,056	-2%

Uruguay
Carrasco	0	0	-50%	517	527	-2%	2	1	26%	519	529	-2%	7,824	8,164	-4%	6,034	6,235	-3%
Punta del Este	0	0	-90%	42	47	-12%	0	0	-	42	47	-12%	0	0	-	2,271	2,791	-19%
Total Uruguay	0	1	-63%	559	574	-3%	2	1	27%	561	576	-3%	7,824	8,164	-4%	8,305	9,026	-8%

Ecuador
Guayaquil	452	426	6%	484	446	9%	17	13	30%	953	885	8%	10,204	11,000	-7%	19,284	16,673	16%
Galapagos	126	121	4%	0	0	-	0	0	-	126	121	4%	1,279	784	63%	1,473	1,484	-1%
Total Ecuador	578	547	6%	484	446	9%	17	13	30%	1,079	1,006	7%	11,483	11,784	-3%	20,757	18,157	14%

Armenia
Zvartnots	0	0	-	667	595	12%	0	0	-	667	595	12%	4,903	5,144	-5%	5,875	5,710	3%
Shirak	0	0	-	38	37	4%	0	0	-	38	37	4%	0	1	-100%	237	279	-15%
Total Armenia	0	0	-	705	632	12%	0	0	-	705	632	12%	4,903	5,145	-5%	6,112	5,989	2%

Peru
Arequipa	479	473	1%	1	0	3471%	0	0	-	480	473	1%	579	629	-8%	3,628	3,899	-7%
Juliaca	126	112	13%	0	0	-	0	0	-	126	112	13%	230	257	-11%	1,126	966	17%
Puerto Maldonado	79	77	4%	0	0	-	0	0	-	79	77	4%	184	204	-10%	734	938	-22%
Tacna	109	113	-3%	0	0	-	0	0	-	109	113	-3%	227	219	4%	940	1,196	-21%
Ayacucho	54	60	-11%	0	0	-	0	0	-	54	60	-11%	44	7	541%	919	1,099	-16%
Total Peru	847	834	2%	1	0	3800%	0	0	-	848	834	2%	1,264	1,316	-4%	7,347	8,098	-9%
Total CAAP	11,716	10,783	9%	6,345	6,455	-2%	2,270	2,333	-3%	20,331	19,571	4%	118,548	121,014	-2%	220,566	216,372	2%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport, other than flight to and from Uruguay, was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019.
2)	El Palomar commenced operations in February 2018

Income Statement (in US$ thousands)

	4Q18	4Q17	% Var.	2018	2017	% Var.
Continuing operations
Revenue	371,021	416,619	-10.9%	1,426,145	1,575,153	-9.5%
Cost of services	(270,454)	(280,164)	-3.5%	(971,425)	(1,029,983)	-5.7%
Gross profit	100,567	136,455	-26.3%	454,720	545,170	-16.6%
Selling, general and administrative expenses	(54,128)	(54,127)	0.0%	(171,899)	(194,201)	-11.5%
Reversal of previous impairment / (impairment loss)	-	3,065		-	3,065
Other operating income	7,561	5,690	32.9%	20,207	19,953	1.3%
Other operating expense	(2,130)	(1,361)	56.5%	(4,054)	(4,838)	-16.2%
Operating income	51,870	89,722	-42.2%	298,974	369,149	-19.0%
Share of income / (loss) in associates	(4,855)	(10,020)	-51.5%	(4,146)	(15,841)	-73.8%
Income before financial results and income tax	47,015	79,702	-41.0%	294,828	353,308	-16.6%
Financial income	9,142	9,501	-3.8%	76,281	62,555	21.9%
Financial loss	19,193	(87,787)	-121.9%	(331,147)	(302,047)	9.6%
Inflation adjustment	(11,244)	-	-	(36,460)	-	-
(Loss) / Income before income tax expense	64,106	1,416	4427.2%	3,502	113,816	-96.9%
Income tax expense	(18,155)	(7,092)	156.0%	(14,101)	(46,925)	-69.9%
(Loss) / Income for the period	45,951	(5,676)	-909.6%	(10,599)	66,891	-115.8%
Attributable to:
Owners of the parent	40,163	(3,599)	-1215.9%	7,125	63,491	-88.8%
Non-controlling interest	5,788	(2,077)	-378.7%	(17,724)	3,400	-621.3%

Balance Sheet (in US$ thousands)

	Dic 31, 2018	Sept 30, 2018	Jun 30, 2018	March 31, 2018	Dic 31, 2017
ASSETS
Non-current assets
Intangible assets, net	2,933,542	2,682,203	2,463,317	2,797,696	2,818,354
Property, plant and equipment, net	74,299	73,262	72,966	75,244	74,483
Investments in associates	10,886	17,976	14,856	13,678	13,435
Other financial assets at fair value through profit or loss	3,372	-	-	-	-
Other financial assets at amortized cost	2,339	2,300	-	-	2,500
Deferred tax assets	153,486	134,902	135,116	141,633	135,327
Other receivables	133,193	112,411	136,472	165,752	173,393
Trade receivables	1,419	3,555	4,135	4,254	4,244
Total Non-current assets	3,312,536	3,026,609	2,826,862	3,198,257	3,221,736
Current assets
Inventories	9,769	9,974	8,686	8,115	8,564
Other financial assets at fair value through profit or loss	38,007	25,512	27,146	21,330	16,214
Other financial assets at amortized cost	42,972	32,708	2,691	2,600	23,582
Other receivables	66,531	65,622	62,520	61,954	183,062
Current tax assets	13,701	17,402	11,915	5,690	4,621
Trade receivables	116,897	116,084	107,850	124,478	121,834
Cash and cash equivalents	244,865	267,854	220,130	275,750	221,601
Total Current assets	532,742	535,156	440,938	499,917	579,478
Total assets	3,845,278	3,561,765	3,267,800	3,698,174	3,801,214
EQUITY
Share capital	160,022	160,022	160,022	160,022	1,500,000
Share Premium	180,486	180,486	180,486	180,486	-
Free distributable reserve	385,055	385,055	385,055	385,055	385,055
Non-distributable Reserve	1,351,883	1,351,883	1,351,883	1,351,883	-
Currency translation adjustment	-378,803	-430,628	-337,760	-237,928	-217,300
Legal reserves	176	176	176	2	2
Other reserves	-1,324,731	-1,324,856	-1,351,962	-1,346,661	-1,344,008
Retained earnings	394,156	320,246	144,037	166,885	138,034
Total attributable to owners of the parent	768,244	642,384	531,937	659,744	461,783
Non-controlling interests	454,453	404,109	278,409	353,390	335,359
Total equity	1,222,697	1,046,493	810,346	1,013,134	797,142
LIABILITIES
Non-current liabilities
Borrowings	1,027,751	1,045,786	1,065,689	1,146,241	1,113,655
Deferred tax liabilities	271,175	220,914	141,954	147,574	148,301
Other liabilities	871,596	825,964	909,151	1,020,700	1,006,792
Non-current tax liabilities	-	32	-	-	-
Trade payables	1,508	1,989	3,145	3,259	3,302
Total Non-current liabilities	2,172,030	2,094,685	2,119,939	2,317,774	2,272,050
Current liabilities
Borrowings	98,907	106,779	95,846	78,971	372,790
Other liabilities	225,448	210,931	136,611	156,993	209,486
Current tax liabilities	11,555	12,930	6,413	26,951	21,934
Trade payables	114,641	89,947	98,645	104,351	127,812
Total Current liabilities	450,551	420,587	337,515	367,266	732,022
Total liabilities	2,622,581	2,515,272	2,457,454	2,685,040	3,004,072
Total equity and liabilities	3,845,278	3,561,765	3,267,800	3,698,174	3,801,214

Statement of Cash Flow (in US$ thousands)

	Dec 31, 2018	Dec 31, 2017
Cash flows from operating activities
(Loss) / Income from continuing operations	(10,599)	66,891
Adjustments for:
Amortization and depreciation	175,829	138,130
Deferred income tax	(24,999)	(41,843)
Current income tax	39,100	88,768
Share of loss in associates	4,146	15,841
Reversal of previous impairment /(impairment loss)	-	(3,065)
Loss on disposals of property, plant and equipment and intangible assets	3,170	3,210
Unpaid concession fees	45,581	44,159
Changes in liability for Brazil concessions	86,331	98,122
Interest expense	96,301	115,223
Other financial results, net	(22,467)	(28,955)
Loss on disposals of subsidiaries	-	-
Net foreign exchange	91,434	59,221
Other accruals	4,027	7,033
Inflation adjustment	35,901	-
Acquisition of Intangible assets	(206,622)	(255,488)
Income tax paid	(45,664)	(105,716)
Changes in working capital	(79,808)	(250,953)
Net cash provided by / (used in) operating activities	191,661	(49,422)
Cash flows from investing activities
Acquisition of/(cash contribution in) associates	(2,907)	-
Acquisition of other financial assets	(76,671)	(51,202)
Disposals of other financial assets	39,406	31,608
Purchase of Property, plant and equipment	(11,139)	(11,503)
Acquisition of Intangible assets	(1,176)	(1,664)
Net cash inflow on disposal of discontinued operations	-	-
Net cash inflow on disposal of subsidiaries/associates	-	-
Loans with related parties	(3,349)	(12,762)
Proceeds from sale of Property, plant and Equipment	49	175
"Piana di Castello" land advance	(3,583)	-
Others	185	186
Net cash (used in) / provided by investing activities	(59,185)	(45,162)
Cash flows from financing activities
Proceeds from cash contributions	43,703	6,600
Refund of cash contributions	-	(28,893)
Additional acquisitions in subsidiaries	(40,731)	-
Disposal of subsidiaries	56,638	-
Proceeds from borrowings	194,546	594,439
Initial Public Offering	195,601	-
Initial Public Offering expenses paid	(5,495)	-
Release of guarantee deposits	92,913	-
Release of restricted cash	-	30,873
Loans paid	(517,253)	(250,276)
Interest paid	(70,637)	(106,953)
Guarantee deposit	-	(92,999)
Dividends paid	(14,965)	(23,836)
Net cash provided by/ (used in) financing activities	(65,680)	128,955

Increase in cash and cash equivalents from continuing operations	66,796	34,371

Movements in cash and cash equivalents
At the beginning of the year	221,601	182,116
Exchange rate income or (loss) and inflation adjustment on cash and cash equivalents	(43,532)	5,114
Increase in cash and cash equivalents from continuing operations	66,796	34,371
At the end of the year	244,865	221,601

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